UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                   SC Bancorp
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   783 880 107
                                 (CUSIP Number)

                               Bennett Lindenbaum
                             Basswood Partners, L.P.
                                52 Forest Avenue
                            Paramus, New Jersey 07652
                                 (201) 843-3644

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 26, 1996

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

     Check the following line if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

CUSIP No. 783880107

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             729,499

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             729,499

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             729,499

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             9.75%

14. Type of Reporting Person

             PN

CUSIP No. 783880107

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Matthew Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF, PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2 (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

             100

8.  Shared Voting Power:

             729,499

9.  Sole Dispositive Power:

             100

10. Shared Dispositive Power:

             729,499

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             729,599

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             9.75%

14. Type of Reporting Person

             IN

CUSIP No. 783880107

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Bennett Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF, PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             729,499

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             729,499

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             729,499

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

             9.75%

14. Type of Reporting Person

             IN

            This Amendment No. 4 has been filed for the purposes of amending the disclosure in Item 4 and disclosing that the current number of shares of Common Stock, no par value, of SC Bancorp (the "Shares") deemed beneficially owned by Basswood Partners, L.P. ("Basswood"), and Bennett Lindenbaum is 729,499, that the current number of Shares deemed beneficially owned by Matthew Lindenbaum is 729,599 and that certain entities controlled by Basswood, Bennett Lindenbaum and Matthew Lindenbaum have filed a Notice of Change in Bank Control with the Federal Reserve Bank of San Francisco.

Item 1.     Security and Issuer.
            --------------------

            No change.

Item 2.     Identity and Background.
            ------------------------

            This statement has been filed on behalf of Basswood, a Delaware limited partnership, and Matthew Lindenbaum and Bennett Lindenbaum, the sole principals of Basswood Management, Inc., Basswood's general partner. Basswood's, Matthew Lindenbaum's and Bennett Lindenbaum's principal business address is 52 Forest Avenue, Paramus, New
            Jersey 07652. Basswood is the general partner of Basswood Financial Partners, L.P. (the "Partnership"), and advises Basswood International Fund, Inc., a Cayman Islands exempted company ("Basswood International"), and certain managed accounts (including 1994 Garden State Trust, a New Jersey trust ("Garden State")), which may from time to time acquire Shares. Matthew Lindenbaum and Bennett Lindenbaum also have investment discretion over certain managed accounts which may from time to time acquire Shares.

            Neither Basswood, Matthew Lindenbaum nor Bennett Lindenbaum has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Basswood, Matthew Lindenbaum nor Bennett Lindenbaum has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Matthew Lindenbaum and Bennett Lindenbaum are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            As of the date hereof, Basswood and Bennett Lindenbaum may be deemed to beneficially own 729,499 Shares and Matthew Lindenbaum may be deemed to beneficially own 729,599 Shares, of which 729,499 are the Shares as to which Basswood and Bennett Lindenbaum may be deemed beneficial owners. An aggregate of 729,499 Shares are held by the Partnership, Basswood International and Garden State, over which Basswood, Matthew Lindenbaum and Bennett Lindenbaum have investment discretion. 100 Shares are held by Matthew Lindenbaum. The Shares were purchased in open market trans- actions at an aggregate cost of $4,331,359.71. The funds for the purchase of the Shares held by the Partnership, Basswood International and Garden State over which Basswood, Matthew Lindenbaum and Bennett Lindenbaum have invest-ment discretion have come from the Partner- ship's Basswood International's and Garden State's working capital. The Partnership's, Basswood International's and Garden State's working capital includes the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by such entities. The funds for the purchase of the Shares held by Matthew Lindenbaum have come from his personal funds.

Item 4.     Purpose of Transaction.
            -----------------------

            The Shares beneficially owned by Basswood, Matthew Lindenbaum and Bennett Lindenbaum were acquired for, and are being held for, investment purposes.

            Matthew Lindenbaum and Bennett Lindenbaum are communicating with other shareholders of SC Bancorp and other parties in order to discuss methods of enhancing shareholder value, which may include the acquisition of SC Bancorp by another financial institution or other party. The Partnership, Basswood International and Garden State have filed a Notice of Change in Bank Control with the Federal Reserve Bank of San Francisco concerning the possible acquisition of Shares which, combined with the Shares presently held by such entities, may be equivalent to or exceed 10% of the outstanding Shares. Such Notice states that one or more of the Partnership, Basswood International and Garden State, or any individual or entity which controls one or more of such entities, may nominate Matthew Lindenbaum, Bennett Lindenbaum and/or Paul W. Kurzeka as directors of SC Bancorp. Basswood, Matthew Lindenbaum and Bennett Lindenbaum otherwise have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
            Schedule 13D.

Item 5.     Interest in Securities of Issuer.
            ---------------------------------

            As of the date hereof, Basswood and Bennett Lindenbaum may be deemed to be the beneficial owners of 729,499 Shares and Matthew Lindenbaum may be deemed to be the beneficial owner of 729,599 Shares. Based on publicly available information, at November 1, 1996 there were believed to be 7,480,355 Shares outstanding. Therefore, Basswood, Matthew Lindenbaum and Bennett Lindenbaum may be deemed to be the beneficial owners of approximately 9.75% of the outstanding Shares. Basswood, Matthew Lindenbaum and Bennett Lindenbaum have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners. On October 2, 1996, Basswood International purchased 5,290 Shares in open market transactions for an aggregate cost of $37,360.63. On October 14, 1996, the Partnership purchased 7,133 Shares in open market transactions for an aggregate cost of $55,726.56. On October 14, 1996, Garden State purchased 995 Shares in open market transactions for an aggregate cost of $7,773.44. On October 14, 1996, Basswood International purchased 1,872 Shares in open market transactions for an aggregate cost of $14,625.00. On October 31, 1996, the Partnership purchased 714 Shares in open market transactions for an aggregate cost of $6,283.20. On October 31, 1996, Garden State purchased 99 Shares in open market transactions for an aggregate cost of $871.20. On October 31, 1996, Basswood International purchased 187 Shares in open market transactions for an aggregate cost of $1,645.60. The Funds for all such purchases came from such purchasers' working capital.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            ------------------------------------

            No change.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

            An agreement relating to the filing of a joint statement as required by Rule 13a-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                    ----------------------------------
                                         Matthew Lindenbaum, President



                                       /s/ Matthew Lindenbaum
                                    ----------------------------------
                                          (Matthew Lindenbaum)



                                       /s/ Bennett Lindenbaum
                                    ----------------------------------
                                          (Bennett Lindenbaum)

November 26, 1996

                                                                       Exhibit A

                                    AGREEMENT

          The undersigned agree that this Schedule 13D dated November 26, 1996 relating to the Common Stock of SC Bancorp shall be filed on behalf of the undersigned.

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                    ----------------------------------
                                         Matthew Lindenbaum, President



                                       /s/ Matthew Lindenbaum
                                    ----------------------------------
                                          (Matthew Lindenbaum)



                                       /s/ Bennett Lindenbaum
                                    ----------------------------------
                                          (Bennett Lindenbaum)


                                      -11-